Arizona Public Service Company Director Equity Plan

Benefit - On each Date of Grant, beginning July 1, 1997, Pinnacle West Capital Corporation ("Pinnacle West") will issue to each Plan Participant who meets the stock ownership requirements described below, solely from treasury shares, a number of shares (rounded to the nearest whole share) of Pinnacle West's common stock, no par value ("Common Stock"), determined by dividing $6,000 by the Fair Market Value (such shares of Common Stock are hereinafter referred to as the "Plan Shares").

Plan Participants - Members, as of the relevant Date of Grant, of the Board of Directors of Arizona Public Service Company ("APS") who are not employees of APS, Pinnacle West, or any of their respective subsidiaries.

Stock Ownership Requirements - During the first calendar year in which a Participant is eligible to receive Plan Shares, (a) he or she must have owned at least 200 shares of Common Stock as of the June 30 preceding the Date of Grant to receive the Plan Shares on such Date of Grant or (b) he or she must own at least 200 shares of Common Stock on or before the December 31 following the Date of Grant. In the case of clause (b) of the immediately preceding sentence, the Participant will receive Plan Shares promptly following the Company's verification of the Participant's acquisition of the requisite number of shares of Common Stock. In subsequent years, a Participant must otherwise own the requisite number of shares of Common Stock as of the June 30 preceding the Date of Grant to receive Plan Shares, and the amount of Common Stock that a Participant must own to receive the Plan Shares will increase by 200 shares until it reaches a maximum of 1,000 shares. For example, on June 30, 1998, a Plan Participant must own 400 shares of Common Stock to receive the Plan Shares on July 1, 1998, assuming the Plan Participant first became eligible to receive Plan Shares on July 1, 1997. These levels of stock ownership will be subject to periodic review by the Pinnacle West Board or the Pinnacle West Human Resources Committee.

Certain Terms -

"Date of Grant" means the first business day of July.

"Fair Market Value" means the average closing price of the Common Stock on The New York Stock Exchange for the ten trading days ending on and including the trading day immediately preceding the Date of Grant.